Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien Partner 215.963.4969

March 22, 2022

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on the Second Pre-effective Amendment to DoubleLine ETF Trust’s Initial N-1A Filing (File Nos. 333-260030 and 811-23746)

Dear Ms. Dubey:

On behalf of our client, DoubleLine ETF Trust (the “Trust”), this letter (the “Letter”) responds to the comments you provided on behalf of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on Friday, March 4 and March 14, 2022 concerning the Trust’s second pre-effective amendment filed on February 18, 2022, to its initial Registration Statement on Form N-1A (the “Registration Statement”). This letter also includes a response to a comment received via telephone on January 4, 2022 from Mr. Ken Ellington of the Commission’s Accounting Staff.

The initial Registration Statement was filed with the Commission on October 4, 2021 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), for the purpose of registering shares of the following series of the Trust: the DoubleLine Opportunistic Bond ETF (the “Bond Fund”) and the DoubleLine Shiller CAPE U.S. Equities ETF (the “Equities Fund”) (each a “Fund” and, together, the “Funds”). Responses to each of the Staff’s comments, based on information provided by DoubleLine ETF Adviser LP (the “Adviser”), are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Subject to the Registration Statement being granted effectiveness, the Trust plans to commence operations on or about March 31, 2022. The Trust expects that the pre-effective amendment which this Correspondence accompanies, and which includes the Trust’s seed audit financials, will be the penultimate pre-effective amendment. As discussed with the Staff, the Trust expects to file a fourth pre-effective amendment to its Registration Statement on March 28, 2022 for the purpose of including a Second Amended and Restated Agreement and Declaration of Trust as an exhibit thereto (as further discussed in response to Comment No. 22 herein) and to address any additional comments from the Staff received on the third pre-effective amendment to the Registration Statement (including the seed audit financials included therein). Alongside that filing on March 28, 2022, the Trust will also file a Request for Acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the 1933 Act so that the Registration Statement will become effective no later than 12:00 P.M., Eastern Time, on Wednesday, March 30, 2022.

Ms. Anu Dubey

March 22, 2022

PROSPECTUS

Accounting Staff Comment - Fees and Expenses (Both Funds)

1.

Comment.        Given that the principal investment strategy of each Fund includes disclosure that it may invest in other investment companies, please explain why acquired fund fees and expenses was removed as a separate line item from each Fund’s fee table.

Response.        Although each Fund reserves the ability to invest, from time to time, in interests of investment companies as part of its principal investment strategy, the Adviser does not expect that either Fund will invest any portion of its portfolio in interests of other investment companies at launch and does not expect to invest in interests of other investment companies for the foreseeable future. Accordingly, the estimated acquired fund fees and expenses of each Fund are currently 0.00 basis points, so the Trust has removed the line item from each Fund’s fee table.

Principal Investment Strategies (Both Funds)

2.

Comment.        For each Fund, please disclose in either the Fund’s Principal Investment Strategies section or in Item 9 of the prospectus that the Fund will consider the investments of the underlying funds in which it invests when determining compliance with its 80% investment policy.

Response.        In response to the Staff’s comment, the Trust has supplemented its Item 9 disclosure to state that with respect to any investment in underlying funds, the Adviser will consider such funds’ investments, to the extent practicable, when determining compliance with its 80% investment policy.

Principal Risks (Both Funds)

3.

Comment.        The principal risks appear in alphabetical order. Please order the principal risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized. See ADI 2019-08 (Improving Principal Risks Disclosure).

Response.        In response to the Staff’s comment, the Trust has rearranged the Item 4 risk disclosure to order the risks in accordance with the Adviser’s view of which risks are most likely to adversely affect each Fund’s net asset value, yield and total return. The Trust may recharacterize the order of the risks or may otherwise rearrange the presentation of the risks in future filings of the Registration Statement, based on its assessment of the most appropriate means of presenting investors and prospective investors with information about the principal risks of investing in each Fund.

Principal Investment Strategies (Bond Fund)

4.	Comment. In the second sentence, please reinsert the phrase “plus the amount of borrowings” after “net assets.”

Response.        In response to the Staff’s comment, the requested change has been made. The Trust has also made a corresponding change to the Fund’s Item 9 disclosure.

Principal Investment Strategies (Equities Fund)

Ms. Anu Dubey

March 22, 2022

5.

Comment.        The third sentence of the fifth paragraph states that the Adviser or the Equities Fund’s Board of Trustees may select, in place of the Shiller CAPE Index, another index or basket of investments. Inasmuch as the Equities Fund’s name includes “Shiller CAPE,” please revise these sentences so that, as part of the Equities Fund’s principal strategies, it will, at all times, invest in securities included in the Shiller CAPE Index. See Section 35(d) of the 1940 Act.

Response.        In response to the Staff’s comment, we have revised the disclosure to clarify that the Fund will, at all times during normal market conditions, have investment exposure to issuers underlying the Shiller CAPE Index. The Trust supplementally confirms that it would not replace the Shiller CAPE Index as the primary reference universe that the Adviser considers with respect to the Fund without revising the Fund’s disclosure and providing investors with sufficient advance notice. The Adviser does not currently expect to replace the Shiller CAPE Index for such purpose, but is of the view that it is in the best interest of investors and prospective investors for this potentiality to be disclosed, as the Adviser could change its process in the future or the Shiller CAPE Index could no longer be available or could be materially altered such that it is no longer appropriate for the Adviser to consider with respect to its management of the Fund’s portfolio.

6.	Comment. Please delete reverse repurchase agreements from the universe of the Equities Fund’s available investments in the Fund’s principal investment strategy disclosure.

Response.        In response to the Staff’s comments, the Trust has adjusted the disclosure accordingly.

Creations and Redemptions

7.

Comment. Please modify the heading “Creation and Redemption Transactions in the DoubleLine Shiller CAPE® U.S. Equities ETF” so that it appears in bold and non-italics. Please also insert or modify any sub-headings in this section, in bold and non-italics, to clarify what applies to both Funds.

Response.        In response to the Staff’s comments, the Trust has included these clarifications in the Registration Statement.

8.	Comment. Please insert a heading in bold to clarify that the three paragraphs preceding the heading titled “Costs Associated with Creations and Redemptions” apply to both Funds.

Response.        In response to the Staff’s comment, the Trust has included this clarification in the Registration Statement.

Temporary Defensive Strategies

8.	Comment. With respect to the Equities Fund, please disclose what cash equivalents are in the discussion of the Fund’s temporary defensive strategies.

Response.        In response to the Staff’s comment, the requested disclosure has been added.

Management of the Funds — Additional Information

9.	Comment. In the last sentence of the third paragraph, please delete the phrase “to the extent that any such federal securities laws, rules or regulations do not permit such application.”

Ms. Anu Dubey

March 22, 2022

Response.        In response to the Staff’s comment, the requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Policies

10.

Comment.        Investment Restriction 4 states that investment companies are not considered to constitute an industry. Please disclose that the Funds will consider the holdings of investment companies in which each Fund invests for purposes of determining compliance with its concentration policy.

Response.        In response to the Staff’s comment, the Trust has included disclosure that accompanies the Fundamental Investment Policies that clarifies that the Funds will consider, to the extent practicable, the holdings of investment companies in which each Fund invests for purposes of determining compliance with the Fund’s concentration policy.

11.

Comment.        Please delete the sentence in the third to last paragraph on page 3 that starts “Further, the Funds take the position…” or revise the sentence so that only government-issued MBS and ABS do not represent any interest in any particular industry or group of industries.

Response.        In response to the Staff’s comment, the Trust has removed this sentence from the SAI. The Trust reiterates its view, as described in the Correspondence filing that accompanied the second pre-effective amendment to the Registration Statement, that neither MBS nor ABS should be considered an “industry” for purposes of a Fund’s concentration policy, but acknowledges that the Staff takes the position that such instruments, unless government-issued, must be considered when determining a portfolio’s industry concentration.

Investment Strategies of the Funds

12.

Comment.        Please clarify that bank obligations are only available investments for the Bond Fund, as the Staff does not consider bank obligations to be cash equivalents that would be permissible investments for the Equities Fund.

Response.        In response to the Staff’s comment, the disclosure has been clarified accordingly.

13.	Comment. Please replace the reference to “Fund” with “Opportunistic Bond Fund” in the section titled “Futures Contracts.”

Response.        In response to the Staff’s comment, the requested change has been made.

14.	Comment. Please replace the reference to “Fund” with “Opportunistic Bond Fund” in the section titled “Income Deposit Securities.”

Response.        In response to the Staff’s comment, the requested change has been made.

15.	Comment. Please replace the phrase “Certain of the Funds” with “Opportunistic Bond Fund” in the first sentence under “Income Deposit Securities.”

Response.        In response to the Staff’s comment, the requested change has been made.

Ms. Anu Dubey

March 22, 2022

16.

Comment.        In the section titled “Reverse Repurchase Agreements,” please explain supplementally how the Equities Fund can invest in reverse repurchase agreements given that it cannot borrow for investment purposes. Alternatively, please replace “Fund” with “Opportunistic Bond Fund.”

Response.        In response to the Staff’s comment, the Trust has revised the disclosure to clarify that investments in reverse repurchase agreements are limited to the Bond Fund.

17.	Comment. Please replace all references to “Fund” with “Opportunistic Bond Fund” in the section titled “Strategies and Investments of the Opportunistic Bond Fund Only.”

Response.        In response to the Staff’s comment, the requested changes have been made.

Risk Considerations

18.

Comment.        Please revise the first sentence under “Borrowing Risk” to clarify that the Equities Fund may not borrow “to make investments” or “to obtain investment exposure to various markets or investment styles.”

Response.        In response to the Staff’s comment, the requested change has been made.

19.	Comment. In the fifth sentence under “Risks Arising from Government Regulation of Derivatives,” please replace “Fund” with Opportunistic Bond Fund.”

Response.        In response to the Staff’s comment, the requested change has been made.

20.	Comment. Please replace all references to “Fund” with “Opportunistic Bond Fund” in the section titled “Opportunistic Bond ETF Only.”

Response.        In response to the Staff’s comment, the requested change has been made.

21.

Comment.        Please revise the disclosure under “Temporary Defensive Strategies” so that it is consistent with the disclosure in the Prospectus, which clarifies the types of investments that the Equities Fund may invest in when taking temporary defensive positions.

Response.        In response to the Staff’s comment, this disclosure has been clarified.

PART C

Item 28.	Exhibits

22.

Comment.        Please revise and file an amended Agreement and Declaration of Trust as an exhibit that adds the following language to the beginning of Section 11.09(vii): “except as to duties, including state law duties, of loyalty and care and liabilities of trustees with respect to matters arising under the federal securities laws.” In addition, please also disclose Section 11.09(vii) in the prospectus, specifically noting that it excepts out the duties and liabilities of trustees with respect to matters arising under federal securities laws.

Response.        In response to the Staff’s comment, the Board of Trustees plans to execute a Second Amended and Restated Agreement and Declaration of Trust in conjunction with a

Ms. Anu Dubey

March 22, 2022

telephonic meeting scheduled to be held on March 28, 2022, which will include the requested change. The Trust will file the Second Amended and Restated Agreement and Declaration of Trust, if approved by the Board, as an exhibit to its Registration Statement in another pre-effective amendment on March 28, 2022. In addition, the requested disclosure has been added to the prospectus.

We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by the Adviser or its related parties. We greatly appreciate your review and look forward to working with you in declaring the Registration Statement effective. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien